

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2023

Anthony Cerasoli
President
First National Funding LLC
1620 Dodge Street
Stop Code 3271
Omaha, Nebraska 68197

> **Re: First National Master Note Trust**
> **First National Funding LLC**
> **Post-Effective Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed February 23, 2023**
> **File Nos. 333-265694 and 333-265694-01**

Dear Anthony Cerasoli:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form SF-3

Annex I
Static Pool Data, page A-I-15

1. We note your bracketed disclosure indicating the possibility that you will not provide static pool information because all of the accounts are now 60 or more months past the date on which they were originated. Please confirm that the decision to omit static pool disclosure from any prospectus will be made following a determination that such information would not be material to the particular offering. Please also revise your bracketed disclosure to indicate that you will disclose why static pool information is not material to the transaction. Refer to Item 1105(c) of Regulation AB.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Jason Weidberg at 202-551-6892 or Kayla Roberts at 202-551-3490 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance